FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336-01

For the month of March 2010.

NIPPONKOA Insurance Company, Limited

(Translation of registrant’s name into English)

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

[Translation in English]

1.	Announcement of Cancellation of Treasury Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPONKOA Insurance Company, Limited

Date: March 26, 2010

	By:	/S/ TAKASHI MIWA
Takashi Miwa
General Manager of General Affairs Dept.

March 26, 2010.

To whom it may concern:

NIPPONKOA Insurance Co., Ltd.

President: Makoto Hyodo

Code: 8754

(Tokyo Stock Exchange, Osaka Securities Exchange,

and Nagoya Stock Exchange)

Contact for Inquiries:

Group Leader of Legal Affairs Group of the General Affairs Department:

Hirohisa Kurumida

Tel 03-3593-5413

Manager in charge of Public Relations of the Public Relations Department

Manabu Ishikawa

Tel 03-3593-5386

Announcement of Cancellation of Treasury Shares

We hereby announce cancellation of our treasury shares pursuant to Article 178 of the Corporation Law of Japan, as set forth below in accordance with a resolution passed by the Board of Directors at the meeting held on March 26, 2010.

1. Class of shares to be cancelled:	Common stock

2. Number of shares to be cancelled:	All of the treasury shares which we own as of March 31, 2010

3. Effective date of the cancellation:	March 31, 2010

(Additional Information)

Number of the treasury shares as of February 28, 2010: 64,374,580 shares

End